Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE FIRST QUARTER ENDED
OCTOBER 25, 2025

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
Springfield, New Jersey – December 2, 2025 - Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the first quarter ended October 25, 2025.

First Quarter Highlights
•Net income of $12.0 million, a decrease of 6% compared to $12.8 million in the first quarter of the prior year
•Adjusted net income of $12.5 million, a decrease of 2% compared to adjusted net income of $12.8 million in the first quarter of the prior year
•Sales increased 4.5% and same store sales increased 2.5%
•Same store digital sales increased 14%
First Quarter of Fiscal 2026 Results
Sales were $582.6 million in the 13 weeks ended October 25, 2025 compared to $557.7 million in the 13 weeks ended October 26, 2024. Sales increased due to an increase in same store sales of 2.5% and the opening of the Watchung, NJ replacement store on April 9, 2025. Same store sales increased due primarily to digital sales growth, continued growth in recently replaced or remodeled stores and higher fresh and pharmacy sales. These increases were partially offset by cannibalization of existing stores from the Watchung replacement store opening and recent competitive store openings. New stores, replacement stores and stores with banner changes are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations and expansions are included in same store sales immediately.
Gross profit as a percentage of sales decreased to 28.31% in the 13 weeks ended October 25, 2025 compared to 29.03% in the 13 weeks ended October 26, 2024 due primarily to lower patronage dividends and other rebates received from Wakefern (.28%), decreased departmental gross margin percentages (.27%), an unfavorable change in product mix (.10%) and increased promotional spending (.06%).
Operating and administrative expense as a percentage of sales decreased to 24.28% in the 13 weeks ended October 25, 2025 compared to 24.66% in the 13 weeks ended October 26, 2024. Adjusted operating and administrative expenses decreased to 24.15% in the 13 weeks ended October 25, 2025 compared to 24.66% in the 13 weeks ended October 26, 2024. The decrease in Adjusted operating and administrative expenses is due primarily to lower employee costs (.34%), short-term rental income (.24%), reduced supply spending (.05%) and lower advertising costs (.05%) partially offset by external service, technology, legal and other professional fees (.12%) and increased repair and maintenance costs (.09%).
Depreciation and amortization expense increased in the 13 weeks ended October 25, 2025 compared to the 13 weeks ended October 26, 2024 due primarily to capital expenditures.
Interest expense decreased in the 13 weeks ended October 25, 2025 compared to the 13 weeks ended October 26, 2024 due primarily to lower average outstanding debt balances.
Interest income decreased in the 13 weeks ended October 25, 2025 compared to the 13 weeks ended October 26, 2024 due primarily to lower interest rates on variable rate notes receivable from Wakefern and demand deposits invested at Wakefern.
The Company’s effective income tax rate was 31.4% in the 13 weeks ended October 25, 2025 compared to 31.2% in the 13 weeks ended October 26, 2024.
Village Super Market operates a chain of 34 supermarkets in New Jersey, New York, Maryland and Pennsylvania under the ShopRite and Fairway banners and three Gourmet Garage specialty markets in New York City.

Forward Looking Statements

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause

Exhibit 99.1

actual results to differ from the forward-looking statements: general economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; labor shortages; disruptions to supply chains; and other factors detailed herein and in the Company’s filings with the SEC.

We provide non-GAAP measures, including Adjusted net income and Adjusted operating and administrative expenses as management believes these supplemental measures are useful to investors and analysts. These non-GAAP financial measures should not be reviewed in isolation or considered as a substitute for our financial results as reported in accordance with GAAP, nor as an alternative to net income, operating and administrative expense or any other GAAP measure of performance. Adjusted net income and Adjusted operating and administrative expense are useful to investors because they provide supplemental measures that exclude the financial impact of certain items that affect period-to-period comparability. Management and the Board of Directors use these measures as they provide greater transparency in assessing ongoing operating performance on a period-to-period basis. Other companies may have different definitions of Non-GAAP Measures and provide for different adjustments, and comparability to the Company's results of operations may be impacted by such differences. The Company's presentation of Non-GAAP Measures should not be construed as an implication that its future results will be unaffected by unusual or non-recurring items.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended
	October 25, 2025	October 26, 2024

Sales	$582,593	$557,697

Cost of sales	417,642	395,819

Gross profit	164,951	161,878

Operating and administrative expense	141,445	137,519

Depreciation and amortization	8,405	8,383

Operating income	15,101	15,976

Interest expense	(862)	(990)

Interest income	3,268	3,617

Income before income taxes	17,507	18,603

Income taxes	5,505	5,800

Net income	$12,002	$12,803

Net income per share:
Class A common stock:
Basic	$0.90	$0.96
Diluted	0.81	0.86

Class B common stock:
Basic	$0.59	$0.63
Diluted	0.59	0.63

Gross profit as a % of sales	28.31%	29.03%
Operating and administrative expense as a % of sales	24.28%	24.66%

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
RECONCILIATION OF NON-GAAP MEASURE
(In thousands) (Unaudited)

The following tables reconcile Net income to Adjusted net income and Operating and administrative expenses to Adjusted operating and administrative expenses:

	13 Weeks Ended
	October 25, 2025	October 26, 2024
Net Income	$12,002	$12,803

Adjustments to Operating and Administrative Expenses:
Store pre-opening costs (1)	$383	$—
Pension settlement charge (2)	338	—

Adjustments to Income Taxes:
Tax impact of special items	$(227)	$—

Adjusted net income	$12,496	$12,803

Operating and administrative expenses	$141,445	$137,519
Adjustments to operating and administrative expenses	(721)	—
Adjusted operating and administrative expenses	$140,724	$137,519
Adjusted operating and administrative expenses as a % of sales	24.15%	24.66%

(1) Fiscal 2026 pre-opening costs are associated with opening of the East Orange, NJ ShopRite replacement store that is expected to open in the second half of fiscal 2026.

(2) Fiscal 2026 pension settlement charges relate to the termination of a company-sponsored plan.